Düsseldorf, March 26, 2007

Ad hoc Announcement

Regards: Offer price for Endesa

E.ON raises offer price for Endesa to €40.00 per share/ADR

As part of its ongoing takeover offer for Endesa S.A., E.ON AG is raising its offer price to €40.00 per share or ADR. In addition, E.ON will exercise all legal options against the action taken by Enel and Acciona, which the CNMV, Spain’s securities regulator, has already declared to be illegal.

Under the decision announced by the CNMV on Friday, the deadline for accepting E.ON’s offer in Spain has been extended to April 3, 2007.

The acceptance period for E.ON’s offer in the U.S. has been extended to April 6, 2007, midnight (local time New York).

E.ON AG
E.ON-Platz 1
40479 Düsseldorf
Deutschland / Germany

ISIN:
DE0007614406 (DAX)
WKN:
761440
Listed:
Official market in Berlin-Bremen, Düsseldorf, Frankfurt (Prime Standard), Hamburg, Hanover, Munich and Stuttgart; Eurex; New York

- End of ad hoc announcement – March 26, 2007